Exhibit (a)(12)
Dear Terremark Option Holder:
     You are receiving this informational letter because you own options to purchase shares of common stock of Terremark Worldwide, Inc. that were granted to you under a Terremark stock plan.
     As previously reported, Terremark has entered into a Merger Agreement with Verizon Communications Inc. and Verizon Holdings Inc. (“Verizon”). Pursuant to the Merger Agreement, Verizon has commenced a cash tender offer to purchase all of the outstanding shares of Terremark’s common stock at a price of $19.00 per share, net to the seller in cash, without interest and less any required withholding taxes (referred to as the “Offer”). The Merger Agreement provides that, following completion of the Offer, Verizon will merge with and into Terremark, with Terremark continuing as the surviving corporation and as a wholly-owned subsidiary of Verizon Communications Inc. (the “Merger”).
     In accordance with the Merger Agreement, upon completion of the Merger, your options will be cancelled in exchange for a cash payment to you. The cash payment for each option that you own will be equal to the excess of $19 over the exercise price of that option, multiplied by the number of shares subject to that option, less applicable withholding taxes. For example, if you have an option to purchase 100 shares at an exercise price of $10 per share, following completion of the Merger, you would receive $900 (calculated as follows: $19 minus $10 = $9, multiplied by 100 shares = $900), less applicable withholding taxes. Following the Merger, you will receive payment for your options through the standard payroll and payment practices of Terremark. There will be no fees associated with liquidating these options as a result of the closing of the Merger, but all payments are subject to applicable withholding taxes. Options that have an exercise price equal to or in excess of $19 will be cancelled in the Merger, and no consideration will be paid in respect thereof.
     If you are a U.S. employee, Terremark will withhold any applicable Social Security, Medicare, federal, state and local taxes. Please note that the minimum federal withholding tax is 25% (35% if the aggregate amount of supplemental distributions, including the Merger distribution, to be made to you for a calendar year exceed $1,000,000). Additionally, no 401(k) contributions will be withheld from these payments. If you are a non-U.S. employee, Terremark will remit payment to your local Terremark office for processing. If you are not an employee of Terremark, payment will be made to you through Terremark U.S. Payables.
     Please note that there is nothing for you to do at this time. We will continue to keep you updated on the status of the Offer and Merger. Should you have any questions, please do not hesitate to contact Terremark Human Resources at hrcommunications@terremark.com.

Sincerely, Terremark Human Resources

2 South Biscayne Blvd., Suite 2800, Miami, Florida 33131, T. 305.961.3200 F. 305.961.3500